QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
Schedule A

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Silver Standard Resources Inc.	September 30, 2003	2003	11	20
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	11	20
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"William Meyer"	William Meyer	2003	11	20

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of Canadian dollars, except number of shares - unaudited)

	September 30, 2003 $	December 31, 2002 $
Assets
Current assets
Cash and cash equivalents (note 5)	11,992	17,342
Marketable securities (market value: $6,245; 2002: $1,358)	1,282	313
Accounts receivable	235	409
Prepaid expenses	248	200

	13,757	18,264
Reclamation deposits	150	70
Investments	100	100
Mineral property costs	63,678	56,230
Fixed assets	87	84

	77,772	74,748

Liabilities
Current liabilities
Accounts payable and accrued liabilities	507	817
Reclamation - current portion (note 3)	130	142
Property acquisition payable	--	772
Current portion of long-term debt	121	103

	758	1,834
Provision for reclamation (note 3)	787	701
Long-term debt	91	249

	1,636	2,784

Shareholders' Equity
Capital stock (note 4)
Authorized
100,000,000 common shares without par value
Issued	106,211	99,510
40,876,129 common shares (2002 - 39,190,887)
Value assigned to stock options and warrants	275	148
Deficit	(30,350)	(27,694)

	76,136	71,964

	77,772	74,748

Nature of operations (note 1)

Approved by the Board of Directors:

"R.A. Quartermain"	"William Meyer"

R.A. Quartermain	William Meyer
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the nine months ended September 30
(expressed in thousands of Canadian dollars, except number of shares - unaudited)

Three Months Ended September 30	Nine Months Ended September 30
	2003 $	2002 $	2003 $	2002 $

Exploration and mineral property costs
Property examination and exploration	249	116	419	242
Reclamation	34	131	110	188

	(283)	(247)	(529)	(430)

Expenses
Depreciation	6	8	18	19
General and administration	343	282	1,173	1,027
Professional fees	42	23	107	105
Salaries and employee benefits	112	75	400	330

	(503)	(388)	(1,698)	(1,481)

Other income (expenses)
Investment income	86	103	243	212
Interest expense	--	(57)	--	(57)
Write off of mineral properties	--	(53)	--	(53)
Marketable securities gains	203	--	--	28
Foreign exchange gain (loss)	68	273	(672)	(389)

	357	266	(429)	(259)

Loss for the period	(429)	(369)	(2,656)	(2,170)

Deficit - Beginning of period	(29,921)	(27,297)	(27,694)	(25,496)

Deficit - End of period	(30,350)	(27,666)	(30,350)	(27,666)

Weighted average number of shares outstanding	40,447,247	37,855,828	39,812,148	34,878,718

Basic and diluted loss per common share	(0.01)	(0.01)	(0.07)	(0.06)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of Canadian dollars - unaudited)

Three Months Ended September 30	Nine Months Ended September 30
	2003 $	2002 $	2003 $	2002 $

Cash flows from operating activities
Loss for the period	(429)	(369)	(2,656)	(2,170)
Items not affecting cash
Depreciation	6	8	18	19
Donation made in shares	--	--	--	41
Marketable securities (gains)	(203)	--	--	--
Provision for reclamation	12	--	49	--
Foreign exchange (gain) loss	(230)	138	105	138
Valuation of options issued to consultants	97	27	109	27
Mineral property costs written off	--	53	--	53

	(747)	(143)	(2,375)	(1,892)

Changes in non-cash working capital items
Accounts receivable and prepaid expenses	77	(154)	126	(37)
Accounts payable and accrued liabilities	89	260	(1,007)	122

	(581)	(37)	(3,256)	(1,807)

Cash flows from financing activities
Shares issued for cash	3,565	520	6,067	22,974
Share issue cash costs	(2)	--	(53)	(151)
Repayment of long-term debt	(2)	6	(140)	(8)

	3,561	526	5,874	22,815

Cash flows from investing activities
Minority interest buy-out	--	(43)	--	(45)
Mineral property costs	(2,341)	(2,109)	(6,830)	(9,522)
Purchase of fixed assets	--	(18)	(21)	(24)
Purchase of joint venture	--	--	--	34
Reclamation deposit recovery (advance)	(1)	40	(80)	52
Purchase of marketable securities	(50)	--	(916)	(277)

	(2,392)	(2,130)	(7,847)	(9,782)

Foreign exchange gain (loss) on
foreign cash held	230	--	(121)	--

Decrease in cash and cash equivalents	818	(1,641)	(5,350)	11,226

Cash and cash equivalents - Beginning of period	11,174	18,444	17,342	5,577

Cash and cash equivalents - End of period	11,992	16,803	11,992	16,803

Supplementary cash flow information (note 5)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period ending September 30, 2003
 (expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

1.	Nature of operations

The company is in the process of acquiring and exploring silver mineral properties. The company hopes to ultimately develop the properties and bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production.

2.	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statements of the company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements of the company.

3.	Accounting policy change

In December 2002, the Canadian Institute of Chartered Accountants (“CICA”) approved a new standard on accounting for asset retirement obligations which harmonizes with U.S. General Accepted Accounting Principles. The new standard requires the recognition of a liability for obligations associated with the retirement of property, plant and equipment when the liability is incurred. The liability would be recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. In subsequent periods, the company would recognize “interest” on the liability and adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The new rules are effective for fiscal years beginning on or after January 1, 2004, but earlier application is encouraged.

The company has made this change in accounting policy effective January 1, 2003. There has been no restatement of amounts reported in prior financial statements as the impact was immaterial. The impact of this change was to increase reclamation expense for the third quarter by $13,000 and $60,000 for the year.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period ending September 30, 2003
 (expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

4.	Outstanding shares and related information

(a)	Shares
During the nine months ending September 30, 2003, the company:

(i)	Issued 1,288,386 shares for proceeds of $4,944,000 pursuant to the exercise of common share purchase warrants;

(ii)	Issued 298,872 shares for proceeds of $1,123,000 pursuant to the exercise of stock options; and

(iii)	Issued 97,984 shares for value of $686,000 for the purchase of mineral properties and for interest expense relating to a debenture.

(b)	Warrants
At September 30, 2003, 4,270,723 share purchase warrants were outstanding at exercise prices ranging from $3.00 to $7.82 with weighted average remaining lives of 0.1 years to 1.2 years.

(c)	Options
During the nine months ending September 30, 2003, the company granted a total of 490,100 common share stock options to directors and employees and 56,500 to consultants of the company. The total number of options outstanding at September 30, 2003 was 1,813,169 with prices ranging from $1.90 to $10.35 with weighted average remaining lives of 0.2 years to 4.9 years. This represents 4.4% of issued capital.

The fair value attributed to the 56,500 in stock options granted to consultants was $128,000 and of this amount, $18,000 has been deferred as mineral property costs and $110,000 has been expensed as an administrative expense. As permitted under the accounting rules, the company has elected not to follow the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, no compensation expense was recorded on the grant of share options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $1,434,000 in 2003 in respect of the 490,100 shares it issued to its employees and directors. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period ending September 30, 2003
 (expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

Three Months Ended September 30	Nine Months Ended September 30
Loss for the period	2003 $	2002 $	2003 $	2002 $

As reported	429	369	2,656	2,170
Compensation expense	252	1,419	1,434	1,690

Pro forma	681	1,788	4,090	3,860

Basic and diluted loss
As reported	0.01	0.01	0.07	0.06
Pro forma	0.02	0.05	0.10	0.11

The fair value of stock options was estimated at the grant date based on the Black-Scholes option-pricing model, using the following assumptions:

Three Months Ended September 30	Nine Months Ended September 30
	2003 $	2002 $	2003 $	2002 $

Expected dividend yield (%)	Nil	Nil	Nil	Nil
Average risk-free interest rate (%)	3.1 to 3.6	3.3	3.1 to 3.8	3.3 to 3.5
Expected life (years)	1.5 to 3.0	2.5	1.5 to 3.0	2.5
Expected volatility (%)	72 to 88	50	50 to 88	50

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

5.	Supplementary cash flow information

Cash and cash equivalents included in the cash flow statement comprise the following:

Nine Months Ended September 30
	2003 $	2002 $
Cash on hand and balances held with banks	1,651	1,917
Short-term deposits	10,341	14,886

	11,992	16,803

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period ending September 30, 2003
 (expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

Non-cash financing and investing activities were:

Three Months Ended September 30	Nine Months Ended September 30
	2003 $	2002 $	2003 $	2002 $

Non-cash financing activities
Shares issued to extinguish mineral
property payable	--	--	--	3,280
Shares issued for mineral properties	--	314	612	314
Shares issued for donation	--	--	--	41
Option value assigned to mineral property	--	16	18	29
Option value assigned to operations	97	27	109	27
Shares issued for finders' fee	--	--	--	323
Accounts payable satisfied by issue of shares	75	--	75	--
Finders' fee satisfied by issue of shares	--	--	--	(323)

Three Months Ended September 30	Nine Months Ended September 30
	2003 $	2002 $	2003 $	2002 $

Non-cash investing activities
Shares issued for mineral properties	--	(314)	(612)	(314)
Marketable securities
received for mineral properties	--	--	53	--
Marketable securities
received for accounts receivable	--	--	50	--
Option value assigned to mineral property	--	(16)	(18)	(29)
Convertible debenture issued for
mineral properties	--	--	--	(2,044)
Minority interest buy-out assigned
to mineral property	--	--	--	(43)
Mineral property value
assigned on acquisition	--	--	--	(125)
Provision for reclamation assigned
to mineral property	(7)	--	(41)	--
Foreign exchange component included in
reclamation	--	--	(16)	--

Silver Standard Resources Inc.
(An Exploration Stage Company)
Schedule "A"
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period ending September 30, 2003
 (expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

6.	Segmented financial information

The company has one operating segment, which is the exploration and future development of mineral properties. Segment assets by geographic location are as follows:

September 30, 2003

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Fixed assets	--	1	86	--	--	--	87
Mineral property
costs	23,469	16,685	6,873	4,439	2,250	9,962	63,678

	23,469	16,686	6,959	4,439	2,250	9,962	63,765

September 30, 2003

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Fixed assets	--	1	83	--	--	--	84
Mineral property
costs	22,944	15,439	5,587	1,840	1,515	8,905	56,230

	22,944	15,440	5,670	1,840	1,515	8,905	56,314

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
Schedules B&C

  ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Silver Standard Resources Inc.	September 30, 2003	2003	11	20
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE
The two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	11	20
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"William Meyer"	William Meyer	2003	11	20

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE “B”– SUPPLEMENTARY INFORMATION
For the Nine Months Ended September 30, 2003

1.	Schedule of General and Administrative Costs: For the nine months ended September 30, 2003. (expressed in Canadian dollars - unaudited)

Bank charges	$ 9,408
Benefits administration	88
Building maintenance and expense	153
Capital tax	4,357
Computer expense	50,935
Consulting fees	23,766
Conventions and seminars	1,235
Directors expense	240
Donations	3,050
Dues and fees	8,352
Entertainment	1,868
Freight and couriers	4,194
Insurance	144,660
Investor relations - Advertising	27,503
Investor relations - Broker research services	52,365
Investor relations - Consulting services	25,293
Investor relations - Corporate directory listing	1,239
Investor relations - Head office salaries	134,342
Investor relations - Mailing	6,733
Investor relations - Miscellaneous expenses	6,437
Investor relations - Shipping	6,721
Investor relations - Silver research	24,273
Investor relations - Slide presentations	7,933
Investor relations - Special projects	96,349
Investor relations - Telephone	884
Investor relations - Trade shows and conferences	41,425
Investor relations - Travel expenses	26,489
Investor relations - Web site maintenance	2,000
Licenses	41
Listing and filing fees	48,209
Miscellaneous	9,393
Parking	751
Payroll administration fees	922
Photocopier expense	1,030
Postage	4,198
Property and franchise tax	258
Rent	76,020
Shareholder relations - Annual meeting	2,344
Shareholder relations - Annual report	126,341
Shareholder relations - Mailing	101,096
Shareholder relations - Press releases	15,323
Shareholder relations - Quarterly reports	26,792
Shareholder relations - Special projects	9,085
Stationary and office supplies	29,059
Storage	3,061
Subscription and publications	1,613
Taxi	237
Telephone and fax	8,199
Transfer agents	21,741
Travel	7,061

$ 1,205,066
Recoveries: Administration and management fees	(22,500)
Recoveries: Drafting	(9,404)

$ 1,173,162

Mineral Property Costs: For the nine months ended September 30, 2003 (expressed in Canadian dollars - unaudited)

	Bowdens	Manantial Espejo	Diablillos	Pirquitas	Challacollo	Candelaria	Shafter	Maverick Springs	Sulphurets	Silvertip	Sunrise	San Marcial	Argentina Other	Mexico Other	Chile Other	Total
	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$

Balance, beginning of year	15,439,164	10,609,175	5,554,918	6,779,991	1,735,380	4,393,909	3,735,776	775,115	3,648,439	1,938,686	--	1,345,222	--	169,733	104,980	56,230,488

Acquisitions costs	173,828	--	(63,000)	--	1,595,550	--	153,293	13,962	--	--	1,234,311	82,965	54,931	65,188	--	3,311,028

Admin/office	36,161	45,822	10,641	16,867	14,768	19,889	66,588	3,756	--	590	5,453	2,708	1,303	12,984	2,766	240,296
Assaying	180,568	19,537	7,453	--	108,754	--	--	4,115	--	6,231	--	--	1,896	123,755	14,347	466,656
Claim maintenance	--	--	--	--	--	--	--	--	--	--	--	--	--	5,827	--	5,827
Camp costs	--	48,657	11	--	--	--	--	--	--	--	--	--	44	--	--	48,712
Capital assets	--	21,770	--	--	--	--	--	--	--	--	--	--	--	--	--	21,770
Consulting	--	267	--	--	11,607	564	49,928	154	--	--	--	733	--	--	--	63,253
Core shed	--	4,364	1,698	--	--	--	--	--	--	--	--	--	--	--	--	6,062
Cost recovery	--	(154,979)	--	--	--	--	--	--	--	--	--	--	--	--	--	(154,979)
Devaluation of currency	--	7,170	--	--	--	--	--	--	--	--	--	--	--	--	--	7,170
Drafting	5,742	8,058	2,234	1,682	28,963	--	1,524	841	--	--	1,081	144	--	3,858	3,910	58,037
Drilling	382,597	34,465	27,602	--	304,829	--	--	--	--	--	--	--	--	221,924	--	971,417
Engineering	7,514	33,549	--	9,157	--	3,566	6,111	--	--	--	--	--	--	--	--	59,897
Environmental	46,477	2,560	--	2,282	--	--	--	--	--	--	--	--	--	--	--	51,319
Geochemistry	12,877	--	--	--	--	--	--	--	--	--	--	--	--	--	--	12,877
Geology consult	--	--	396	--	75,753	--	10,601	68,220	--	--	8,518	431	6,778	60,713	5,385	236,795
Geology salaries	174,785	125,135	12,807	11,024	26,262	12,619	--	--	--	4,859	3,440	139	--	20,901	898	392,869
Geophysics	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Heavy/light equipment	4,077	9,169	--	--	72,817	159	52,168	--	--	--	--	--	--	53,160	--	191,550
Insurance	471	12,121	771	472	--	--	17,340	--	--	--	--	--	--	--	--	31,175
Legal	467	12,251	15,848	13,921	31,979	500	3,549	3,361	--	--	322	--	28	233	--	82,459
Licenses/government fees	446	2,105	--	6,398	76	37,282	559	307	--	267	162	--	--	222	--	47,824
Living costs/travel	22,357	10,801	3,781	17,035	50,639	19,803	12,972	--	--	385	2,849	110	647	8,571	--	149,950
Maps and prints	3,724	10,269	--	--	9,693	--	--	--	--	--	--	--	4,255	5,805	--	33,746
Metallurgical consulting/testing	31,801	--	--	--	--	275	--	--	--	--	--	--	--	--	--	32,076
Operators fee	--	(1,133)	--	--	--	--	--	--	--	--	--	--	--	--	--	(1,133)
Permitting	--	--	--	--	--	26,676	--	--	--	100	--	--	--	--	--	26,776
Property holding costs	--	--	--	--	3,521	--	--	--	--	--	--	--	--	--	16,270	19,791
Property taxes	--	--	--	--	24,053	21,196	(100)	--	--	--	--	2,553	--	1,147	7,465	56,314
Rent and lease payments	15,640	12,866	--	--	--	--	58,540	--	--	--	--	--	--	--	--	87,046
Supervision project/labour	102,252	--	--	25,028	36,634	156,597	85,596	--	--	--	3,490	--	190	44,097	--	453,884
Supplies	7,386	9,232	--	--	325	6,956	22,585	--	--	--	48	111	--	13,328	--	59,971
Reclamation	22,300	(16,594)	--	--	--	10,542	30,204	--	--	14,172	--	--	--	--	--	60,624
Reclamation bond costs	--	--	--	--	--	74,005	--	--	--	--	--	--	--	--	--	74,005
Surveying	14,862	1,014	--	--	24,533	--	--	--	--	--	--	--	--	--	--	40,409
Value added tax	--	62,190	17,390	4,569	108,186	--	--	--	--	--	--	--	--	--	--	192,335
Vehicles maint/fuel	--	13,642	--	(5,562)	--	--	--	--	--	--	--	--	108	2,813	--	11,001
Working capital adjustment	--	--	--	(19,846)	18,855	--	--	--	--	--	--	--	--	--	--	(991)

Costs for the period	1,072,504	334,308	100,632	83,027	952,247	390,629	418,165	80,754	--	26,604	25,363	6,929	15,249	579,338	51,041	4,136,790

Costs written off in the period	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--

Balance , end of period	16,685,496	10,943,483	5,592,550	6,863,018	4,283,177	4,784,538	4,307,234	869,831	3,648,439	1,965,290	1,259,674	1,435,116	70,180	814,259	156,021	63,678,306

2.	Related Party Transactions:

(a)

During the nine months ended September 30, 2003, the company recorded management fees and expense reimbursement of $61,119 (2002 — $134,855) from companies related by common management. At September 30, 2003, accounts receivable includes $9,798 (2002 — $57,984) from related parties.

During the first quarter of 2003, the company settled a $50,000 receivable from a related party by receiving an equivalent amount of publicly traded shares of the related company.

3.	(a) Securities Issued During the Nine Months Ended September 30, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security ($)	Total Proceeds(1) ($)	Type of Consideration	Commission

Jan. 7, 2003	Common Shares	Warrant Exercise	1,000	3.00	2,986	Cash	N/A
Jan. 7, 2003	Common Shares	Warrant Exercise	10,000	4.80	47,587	Cash	N/A
Jan. 9, 2003	Common Shares	Warrant Exercise	28,830	4.80	138,384	Cash	N/A
Jan. 13, 2003	Common Shares	Option Exercise	11,400	3.01	34,314	Cash	N/A
Jan. 14, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
Jan 14, 2003	Common Shares	Warrant Exercise	8,540	4.80	40,992	Cash	N/A
Jan. 15, 2003	Common Shares	Warrant Exercise	700	4.80	3,360	Cash	N/A
Jan. 20, 2003	Common Shares	Warrant Exercise	40,000	4.80	192,000	Cash	N/A
Jan. 23, 2003	Common Shares	Warrant Exercise	818	4.80	3,926	Cash	N/A
Jan. 24, 2003	Common Shares	Warrant Exercise	10,000	3.00	29,288	Cash	N/A
Jan. 28, 2003	Common Shares	Warrant Exercise	20,000	4.80	96,188	Cash	N/A
Jan. 30, 2003	Common Shares	Warrant Exercise	700	4.80	3,360	Cash	N/A
Feb. 24, 2003	Common Shares	Warrant Exercise	1,000	4.80	4,693	Cash	N/A
Mar. 7, 2003	Common Shares	Warrant Exercise	2,350	3.00	6,998	Cash	N/A
Mar. 11, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
Mar. 25, 2003	Common Shares	Warrant Exercise	3,000	2.32	7,029	Cash	N/A
Mar. 25, 2003	Common Shares	Option Exercise	10,000	2.50	25,000	Cash	N/A
Mar. 27, 2003	Common Shares	Option Exercise	1,000	3.01	3,010	Cash	N/A
Mar. 27, 2003	Common Shares	Warrant Exercise	25,000	4.80	117,864	Cash	N/A
April 1, 2003	Common Shares	Option Exercise	5,000	2.50	12,500	Cash	N/A
April 15, 2003	Common Shares	Option Exercise	5,000	1.90	9,500	Cash	N/A
April 17, 2003	Common Shares	Option Exercise	12,600	3.01	37,926	Cash	N/A
April 17, 2003	Common Shares	Option Exercise	5,000	1.90	9,500	Cash	N/A
April 25, 2003	Common Shares	Warrant Exercise	20,000	3.00	60,075	Cash	N/A
April 25, 2003	Common Shares	Warrant Exercise	30,000	2.32	69,666	Cash	N/A
April 28, 2003	Common Shares	Warrant Exercise	40,000	2.32	93,005	Cash	N/A
April 28, 2003	Common Shares	Warrant Exercise	2,368	4.80	11,366	Cash	N/A
April 30, 2003	Common Shares	Warrant Exercise	1,023	4.80	4,910	Cash	N/A
May 1, 2003	Common Shares	Warrant Exercise	15,000	4.80	70,069	Cash	N/A
May 1, 2003	Common Shares	Warrant Exercise	60,000	2.32	136,613	Cash	N/A
May 2, 2003	Common Shares	Option Exercise	5,000	1.90	9,500	Cash	N/A
May 5, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
May 7, 2003	Common BR>Shares	Option Exercise	9,822	1.90	18,662	Cash	N/A
May 8, 2003	Common Shares	Option Exercise	17,300	2.50	43,250	Cash	N/A
May 9, 2003	Common Shares	Warrant Exercise	40,000	2.32	92,108	Cash	N/A
May 13, 2003	Common Shares	Property Acquisition	5,000	7.10	35,500	Property Acquisition(2)	N/A
May 13, 2003	Common Shares	Warrant Exercise	6,000	2.32	13,920	Cash	N/A
May 20, 2003	Common Shares	Warrant Exercise	50,000	4.80	240,000	Cash	N/A
May 20, 2003	Common Shares	Warrant Exercise	10,000	2.32	22,882	Cash	N/A
May 22, 2003	Common Shares	Warrant Exercise	10,000	4.80	49,174	Cash	N/A
May 23, 2003	Common Shares	Warrant Exercise	2,500	4.80	12,000	Cash	N/A
May 26, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,995	Cash	N/A
May 26, 2003	Common Shares	Warrant Exercise	2,560	3.00	7,684	Cash	N/A
June 6, 2003	Common Shares	Warrant Exercise	9,000	3.00	27,000	Cash	N/A
June 12, 2003	Common Shares	Warrant Exercise	1,977	4.80	9,469	Cash	N/A
June 13, 2003	Common Shares	Warrant Exercise	26,000	2.32	60,320	Cash	N/A
June 13, 2003	Common Shares	Warrant Exercise	20,000	2.32	45,641	Cash	N/A
June 17, 2003	Common Shares	Property Acquisition	83,004	6.85	576,048	Property Acquisition (3)	N/A
June 19, 2003	Common Shares	Warrant Exercise	1,400	4.80	6,720	Cash	N/A
June 19, 2003	Common Shares	Warrant Exercise	20,000	2.32	46,400	Cash	N/A
June 19, 2003	Common Shares	Option Exercise	8,000	4.25	34,000	Cash	N/A
June 20, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
June 23, 2003	Common Shares	Warrant Exercise	77,000	2.32	180,856	Cash	N/A
June 30, 2003	Common Shares	Warrant Exercise	30,000	2.32	68,844	Cash	N/A
July 3, 2003	Common Shares	Warrant Exercise	1,629	4.80	7,749	Cash	N/A
July 16, 2003	Common Shares	Warrant Exercise	5,000	4.80	24,000	Cash	N/A
July 18, 2003	Common Shares	Warrant Exercise	5,000	4.80	24,000	Cash	N/A
July 21, 2003	Common Shares	Payment of Debenture Interest	9,980	7.50	74,850	Payment of Debenture Interest (4)	N/A
July 24, 2003	Common Shares	Option Exercise	1,000	4.25	4,250	Cash	N/A
July 25, 2003	Common Shares	Warrant Exercise	20,000	4.80	96,000	Cash	N/A
July 25, 2003	Common Shares	Warrant Exercise	10,000	4.80	47,449	Cash	N/A
July 28, 2003	Common Shares	Option Exercise	12,200	4.25	51,850	Cash	N/A
July 28, 2003	Common Shares	Option Exercise	1,000	4.25	4,250	Cash	N/A
July 28, 2003	Common Shares	Option Exercise	20,000	2.50	50,000	Cash	N/A
July 28, 2003	Common Shares	Warrant Exercise	20,400	3.00	59,989	Cash	N/A
July 28, 2003	Common Shares	Warrant Exercise	20,000	4.80	94,648	Cash	N/A
July 30, 2003	Common Shares	Option Exercise	10,000	4.25	42,500	Cash	N/A
July 31, 2003	Common Shares	Warrant Exercise	2,500	4.80	12,000	Cash	N/A
July 31, 2003	Common Shares	Warrant Exercise	40,000	4.80	195,518	Cash	N/A
July 31, 2003	Common Shares	Warrant Exercise	40,000	4.80	192,000	Cash	N/A
July 31, 2003	Common Shares	Option Exercise	10,000	6.23	62,300	Cash	N/A
July 31, 2003	Common Shares	Option Exercise	9,500	2.50	23,750	Cash	N/A
July 31, 2003	Common Shares	Option Exercise	2,000	2.50	5,000	Cash	N/A
August 1, 2003	Common Shares	Warrant Exercise	5,000	4.80	24,000	Cash	N/A
August 1, 2003	Common Shares	Warrant Exercise	25,000	4.80	120,000	Cash	N/A
August 1, 2003	Common Shares	Warrant Exercise	15,000	4.80	72,000	Cash	N/A
August 1, 2003	Common Shares	Warrant Exercise	4,000	4.80	19,446	Cash	N/A
August 1, 2003	Common Shares	Option Exercise	10,000	4.25	42,500	Cash	N/A
August 1, 2003	Common Shares	Option Exercise	10,000	4.25	42,500	Cash	N/A
August 1, 2003	Common Shares	Warrant Exercise	4,000	4.80	19,200	Cash	N/A
August 1, 2003	Common Shares	Warrant Exercise	11,000	4.80	52,389	Cash	N/A
August 1, 2003	Common Shares	Option Exercise	5,000	2.50	12,500	Cash	N/A
August 5, 2003	Common Shares	Warrant Exercise	4,818	3.00	14,501	Cash	N/A
August 6, 2003	Common Shares	Warrant Exercise	1,492	4.80	7,199	Cash	N/A
August 6, 2003	Common Shares	Warrant Exercise	2,000	4.80	9,717	Cash	N/A
August 7, 2003	Common Shares	Option Exercise	3,000	4.25	12,750	Cash	N/A
August 8, 2003	Common Shares	Warrant Exercise	10,000	3.00	30,000	Cash	N/A
August 8, 2003	Common Shares	Warrant Exercise	4,500	4.80	21,600	Cash	N/A
August 8, 2003	Common Shares	Warrant Exercise	20,000	4.80	95,256	Cash	N/A
August 8, 2003	Common Shares	Warrant Exercise	20,000	4.80	95,628	Cash	N/A
August 12, 2003	Common Shares	Option Exercise	10,000	2.50	25,000	Cash	N/A
August 13, 2003	Common Shares	Option Exercise	2,500	2.50	6,250	Cash	N/A
August 14, 2003	Common Shares	Warrant Exercise	72,100	4.80	346,080	Cash	N/A
August 19, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
August 20, 2003	Common Shares	Option Exercise	10,000	2.50	25,000	Cash	N/A
August 20, 2003	Common Shares	Option Exercise	22,000	2.50	55,000	Cash	N/A
August 20, 2003	Common Shares	Option Exercise	1,250	3.01	3,763	Cash	N/A
August 20, 2003	Common Shares	Warrant Exercise	20,000	3.00	60,000	Cash	N/A
August 21, 2003	Common Shares	Option Exercise	5,000	2.50	12,500	Cash	N/A
August 22, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,044	Cash	N/A
August 26, 2003	Common Shares	Warrant Exercise	20,000	4.80	96,004	Cash	N/A
August 26, 2003	Common Shares	Warrant Exercise	5,000	4.80	24,000	Cash	N/A
August 28, 2003	Common Shares	Option Exercise	5,000	2.50	12,500	Cash	N/A
August 28, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
August 29, 2003	Common Shares	Warrant Exercise	30,000	4.80	142,231	Cash	N/A
September 4, 2003	Common Shares	Option Exercise	2,000	2.50	5,000	Cash	N/A
September 8, 2003	Common Shares	Warrant Exercise	3,000	4.80	14,255	Cash	N/A
September 9, 2003	Common Shares	Option Exercise	10,000	8.00	80,000	Cash	N/A
September 9, 2003	Common Shares	Warrant Exercise	24,681	3.00	73,286	Cash	N/A
September 10, 2003	Common Shares	Warrant Exercise	10,000	3.00	30,008	Cash	N/A
September 11, 2003	Common Shares	Option Exercise	10,000	6.23	62,300	Cash	N/A
September 12, 2003	Common Shares	Option Exercise	10,000	6.23	62,300	Cash	N/A
September 12, 2003	Common Shares	Warrant Exercise	5,000	4.80	24,000	Cash	N/A
September 15, 2003	Common Shares	Warrant Exercise	5,500	4.80	26,400	Cash	N/A
September 16, 2003	Common Shares	Warrant Exercise	5,000	4.80	23,305	Cash	N/A
September 16, 2003	Common Shares	Option Exercise	5,000	2.50	12,500	Cash	N/A
September 16, 2003	Common Shares	Option Exercise	100	4.25	425	Cash	N/A
September 18, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,041	Cash	N/A
September 19, 2003	Common Shares	Option Exercise	2,200	4.25	9,350	Cash	N/A
September 19, 2003	Common Shares	Option Exercise	20,000	8.00	160,000	Cash	N/A
September 23, 2003	Common Shares	Warrant Exercise	10,000	4.80	47,936	Cash	N/A
September 24, 2003	Common Shares	Warrant Exercise	20,000	4.80	95,846	Cash	N/A
September 26, 2003	Common Shares	Warrant Exercise	20,000	3.00	60,015	Cash	N/A
September 29, 2003	Common Shares	Warrant Exercise	30,000	3.00	90,000	Cash	N/A
Totals			1,685,242		6,753,710

(1)	Where total proceeds are in U.S. dollars, the exchange rate at the time of receipt is used to translate U.S. dollars to Canadian dollars.

(2)	Issued in connection with the acquisition of land at the Shafter property.

(3)	Issued in connection with the acquisition of the Sunrise property.

(4)	Issued in connection with debenture interest relating to the Pirquitas property acquisition.

Total Common Shares Issued during the nine months ended September 30, 2003:	1,685,242

Total Warrants Issued during the nine months ended September 30, 2003:	nil

(b)        Options Granted during the Nine months ended September 30, 2003:

Date of Grant	Name of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
Jan. 31, 2003	R.E. Gordon Davis	20,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Michelle Hawkey	2,500	$9.10	Jan. 31, 2008
Jan. 31, 2003	Max Holtby	20,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	David Johnston	20,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Michael Kusnezov	5,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Paul LaFontaine	20,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	David Landrum	2,600	$9.10	Jan. 31, 2008
Jan. 31, 2003	Catherine McLeod-Seltzer	20,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Ken McNaughton	25,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	William Meyer	20,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Ross Mitchell	25,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Joseph Ovsenek	100,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Tove Pedersen	5,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Ian Pringle	6,500	$9.10	Jan. 31, 2008
Jan. 31, 2003	Robert Quartermain	130,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Linda Sue	20,000	$9.10	Jan. 31, 2008
May 15, 2003	David Mandy	10,000	$6.90	Dec. 15, 2003
Sept. 4, 2003	Guillermo Lozano	40,000	$10.35	Sept. 3, 2005
Sept. 4, 2003	W. Perry Durning	20,000	$10.35	Sept. 3, 2005
Sept. 4, 2003	Frank L. Hillemeyer	20,000	$10.35	Sept. 3, 2005
Sept. 4, 2003	Marien Segovia	15,000	$10.35	Sept. 3, 2008
	TOTAL	546,600

4. Summary of Securities as at September 30, 2003

(a)	Authorized Capital	100,000,000 no par value common shares
(b)	Issued and Outstanding	40,876,129 common shares
	Amount	$106,211,000

      (c)

Options Outstanding
Number	Exercise Price	Expiry Date
10,000	$2.50	October 7, 2004
15,000	$2.10	April 17, 2005
10,000	$2.09	June 5, 2005
20,019	$1.90	Dec. 28, 2005
190,700	$2.50	August 16, 2006
338,550	$3.01	November 6, 2006
258,900	$4.25	January 1, 2007
413,400	$8.00	August 2, 2007
10,000	$6.23	October 31, 2007
441,600	$9.10	January 31, 2008
10,000	$6.90	December 15, 2003
80,000	$10.35	September 3, 2005
15,000	$10.35	September 3, 2008
1,813,169

Share Purchase Warrants Outstanding
Number	Exercise Price	Expiry Date
562,551	$3.00	October 29, 2003
3,405,672	$4.80	May 10, 2004
302,500	$7.82(US $5.05)	December 18, 2004
4,270,723

Brokers Warrants Outstanding
Number	Exercise Price	Expiry Date
NIL

(d)	Total number of shares in escrow: Nil Total number of shares subject to a pooling agreement: Nil

5.	List of Directors and Officers as at November 20, 2003:

	Directors:	Officers:

	R.E. Gordon Davis David L. Johnston Catherine McLeod-Seltzer William Meyer Robert A. Quartermain	Robert A. Quartermain Joseph J. Ovsenek Kenneth McNaughton Ross A. Mitchell Linda J. Sue	President Senior Vice President Vice President, Exploration Vice President, Finance Corporate Secretary

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE “C” – MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2003

TO THE SHAREHOLDERS:

Highlights

•	In a first-phase drilling program, the company has made a potentially significant silver discovery at its wholly-owned La Pitarrilla property northwest of Durango, Mexico.

•	A 4,500 meter program of drilling is under way at the 50%-owned Manantial Espejo silver-gold project in southern Argentina. Silver Standard, as operator, is managing the program. Feasibility work has now commenced with completion anticipated in late 2004/early 2005.

•	An updated block model of resources has been completed for the Bowdens silver project in Australia and is being reviewed by an independent qualified person. Silver Standard holds a 100% interest in Bowdens.

•	Drill programs were also initiated at the 100%-owned Diablillos silver-gold project in Argentina and at Maverick Springs in Nevada.

•	Silver Standard’s cash balances at mid-November are approximately $15.5 million, excluding investments and unexercised, in-the-money warrants and stock options. Exercise of options and warrants during the quarter raised $3.6 million and the current market value of investments exceeds $9.2 million.

•	Improved precious metals prices during the quarter boosted the company’s shares to record highs on the Nasdaq SmallCap Market.

•	Management maintained a busy schedule of investor conferences and shareholder and institutional investor meetings in the U.S. and Canada.

•	Subsequent to the end of the quarter, the major components of the 16:1 mill arrived at Silver Standard’s 100%-owned Shafter silver project in southwest Texas.

Development Project Updates

Manantial Espejo, Santa Cruz, Argentina – Silver Standard as operator is completing an infill and geotechnical drilling program, focused primarily on Veta Maria, that continues to confirm grade and continuity. Veta Maria is the largest of four drill-defined silver-gold zones on the property. The program also encountered significant new mineralization in the oxidized hanging wall of the western extension of Veta Maria and at Veta Melissa.

Work on a feasibility study commenced subsequent to the end of the quarter, with completion anticipated in early 2005. Pan American Silver Corp., holder of the other 50% of the project, will assume operatorship in 2004.

Bowdens, New South Wales, Australia – An updated block model resource calculation has been completed and is being reviewed by an independent qualified person. The resource update, together with more detailed engineering work, are significant steps in advancing the project.

Shafter, Texas, U.S. — In October, the company completed shipment of the major components of the 16:1 Mill from Nevada to the Shafter site. Late last year, Silver Standard purchased the 16:1 Mill at a fraction of the cost of a new mill, and following dismantling, trucked its components from Sunshine Mining and Refining Company’s former Silver Peak mine in Nevada. This wholly-owned property is among the handful of new mining projects that are fully permitted in the United States.

Exploration Updates

La Pitarrilla, Durango, Mexico – Subsequent to the end of the quarter, Silver Standard reported a new silver discovery at its wholly-owned La Pitarrilla project located approximately 170 kilometers north-northwest of Durango in the state of Durango. The outcrop discovery, called Cordon Colorado, is the first of three known silver zones on the property to be tested by trenching and drilling. Cordon Colorado measures approximately 700 meters in strike length, 200 meters in width and is open along strike and at depth.

The best values seen to date are from drill hole BP-4 which intersected 180 grams of silver per tonne over 56 meters (5.3 ounces of silver per ton over 183.7 feet). Assays from BP-14, 15 and 16 cut longer, intervals grading 2-3 ounces of silver per ton, indicating significant lateral and depth potential in the newly discovered zone. An initial 22-hole drill program is presently being completed.

The company has identified two other zones, the Pe&ntidle;a Dike and Javelina Creek zones, that are structurally controlled and scheduled for trenching and drilling in the first quarter of 2004. A gold showing has also been discovered on the property and requires additional work to determine its significance.

Silver Standard’s La Pitarrilla silver discovery stems from the company’s continuing focus on creating shareholder value in a cost-effective way. The company has already acquired other early stage projects in Durango State that share geologic characteristics with La Pitarrilla and which are expected to receive exploration funding in 2004.

Challacollo, Region 1, Chile – The company exercised its option to acquire a 100% interest in the Challacollo silver project located in northern Chile. Under the terms of an option agreement reached in 2001, Silver Standard made the US$600,000 final payment of the US $1.5 million option price in August to acquire the project. Silver Standard now owns 100% of the project, subject to a 4% net smelter returns royalty, declining to 3% following payment of US$850,000.

Silver Standard completed tabulation of silver resources during the quarter, increasing measured and indicated resources while maintaining previously reported total resources.

Diablillos, Salta, Argentina – A 1,500 meter program of reverse circulation drilling is currently under way. The objective of the program is to extend silver mineralization near surface west of resources drill-defined to date. Based on Barrick Gold Corp.‘s prefeasibility study completed in 2000, the recent improvement in precious metals prices will have a beneficial impact on the project.

Maverick Springs, Nevada, U.S. – Over 12,900 feet of drilling have been completed at this silver-gold resource optioned by Vista Gold Corp. from Newmont Mining Corporation. In a separate agreement with Vista, Silver Standard is earning a 100% interest in all silver resources by funding exploration. Assay results are expected shortly.

Investments

Silver Standard holds common shares and warrants in Esperanza Silver Corporation, Vista Gold Corp., Mines Management, Inc., and Cardero Resource Corp. The total value of the company’s investments at mid-November is approximately $9.2 million.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the quarter ended September 30, 2003, the company incurred an unaudited loss of $429,000 or $0.01 per share compared to a loss of $369,000 or $0.01 per share in the third quarter of 2002. For the nine months ended September 30, 2003, the loss was $2,656,000 or $0.07 per share compared to a loss of $2,170,000 or $0.06 per share in the comparable period of the prior year.

Three Months Ended September 30	Nine Months Ended September 30
	2003	2002	2003	2002
Exploration and mineral property costs:	$	$	$	$

Property examinations and exploration	249,000	116,000	419,000	242,000
Reclamation	34,000	131,000	110,000	188,000

	(283,000)	(247,000)	(529,000)	(430,000)

The company expenses the costs of property examinations and exploration until such time as a property is acquired. Property examinations and exploration was $249,000 for the quarter compared to $116,000 in the comparable quarter in 2002. For the year-to-date the expense was $419,000 or $177,000 higher than the prior year. The increase reflects greater activity in Mexico, where $295,000 has been spent on exploration in 2003. Reclamation costs for the quarter were $34,000 compared to $131,000 in the comparable period in 2002. To September 30, 2003, the expense was $110,000 compared to $188,000 in 2002. Field work on reclamation did not commence until the fourth quarter of 2003 and higher costs will be reflected in the fourth quarter. Also, on January 1, 2003, the company adopted a new accounting policy with respect to reclamation (see Note 3 in the Notes to the Consolidated Financial Statements). The impact of this change was to increase reclamation expense for the third quarter by $13,000 and $60,000 for the year.

Three Months Ended September 30	Nine Months Ended September 30
	2003	2002	2003	2002
Expenses:	$	$	$	$

Depreciation	6,000	8,000	18,000	19,000
General and administration	343,000	282,000	1,173,000	1,027,000
Professional fees	42,000	23,000	107,000	105,000
Salaries and employee benefits	112,000	75,000	400,000	330,000

	(503,000)	(388,000)	(1,698,000)	(1,481,000)

Expenses for the quarter ending September 30, 2003 were $503,000 compared to $388,000 in the third quarter of 2002. For the nine months, expenses were $1,698,000 compared to $1,481,000.

General and administrative expenses were $343,000 for the quarter compared to $282,000 in the comparable quarter of 2002. The main cost increases during the quarter were in the areas of insurance and investor relations expenses, partially offset by savings in the areas of consultancy expenses and capital taxes. General and administrative costs for the nine months ending September 30, 2003 were $1,173,000 or $146,000 higher than the prior year. Cost increases were mainly in the areas of the annual report preparation and mailing costs to shareholders, insurance and computer expense, partially offset by savings in the areas of donations and capital taxes.

Professional fees were $42,000 in the quarter and $107,000 for the nine months ending September 30, 2003 compared to $23,000 and $105,000 respectively for the comparable periods in 2002. The current quarter’s increase relates to costs associated with reactivating our Mexican subsidiary.

Salary and employee benefits expense for the quarter were $112,000 or $37,000 higher than the prior year. The combination of salary adjustments and one additional staff member being hired earlier in 2003 were the main reasons for the increase. Salary and benefits for the year were $400,000 or $70,000 higher than the comparable period in 2002.

Three Months Ended September 30	Nine Months Ended September 30
	2003	2002	2003	2002
Other income (expenses):	$	$	$	$

Investment income	86,000	103,000	243,000	212,000
Interest expense	--	(57,000)	--	(57,000)
Write-off of mineral properties	--	(53,000)	--	(53,000)
Marketable securities gains	203,000	--	--	28,000
Foreign exchange gain (loss)	68,000	273,000	(672,000)	(389,000)

	357,000	266,000	(429,000)	(259,000)

Investment income for the quarter was $86,000 compared to $103,000 in the prior year. For the nine months, investment income was $243,000 compared to $212,000. The increase for the year to date relates to higher cash balances available for investment over the year. A $203,000 marketable securities gain reflected in the quarter reflects the reversal of the write-down in the prior quarter, reflecting higher market values of our securities. The market value of our marketable securities at September 30, 2003 was $6,245,000 compared to the carried cost of $1,282,000. The foreign exchange loss decreased $68,000 during the quarter to total $672,000 for the year.

FINANCIAL POSITION AND LIQUIDITY

Cash Flow Operations

Cash flow from operations in the third quarter, before changes in working capital, was a use of $747,000 compared to a use of $143,000 in the comparable period in 2002. For the nine months ended September 30, 2003, there was a use of funds of $2,375,000 compared to a use of funds of $1,892,000 in the comparable period in 2002.

Investing Activities

Total funds invested on mineral property costs were:

Three Months Ended September 30	Nine Months Ended September 30
	2003	2002	2003	2002
	$	$	$	$

Manantial Espejo	152,000	245,000	351,000	982,000
Shafter	230,000	268,000	509,000	684,000
Candelaria	121,000	125,000	381,000	294,000
Bowdens	142,000	118,000	1,224,000	244,000
Challacollo	1,259,000	707,000	2,548,000	1,447,000
San Marcial	40,000	535,000	90,000	1,021,000
Diablillos	68,000	--	91,000	67,000
Pirquitas	37,000	72,000	81,000	4,671,000
Sunrise	21,000	--	684,000	--
Other	271,000	39,000	871,000	112,000

	2,341,000	2,109,000	6,830,000	9,522,000

During the quarter ending September 30, 2003, $2,341,000 was spent on mineral properties and of this amount US$600,000 was the final option payment relating to the Challacollo property in Chile. The company now owns 100% of this property subject to an existing production royalty. Of the $871,000 spent on other properties for the nine months ending September 30, 2003, $612,000 related to three properties in Mexico – La Pitarrilla, La Valenciana and San Agustin.

Financing Activities

During the third quarter of 2003, the company raised a total of $3,565,000 from the issuance of new equity. The components of the amounts raised are:

Three Months Ended September 30	Nine Months Ended September 30
	2003	2002	2003	2002
	$	$	$	$

Private placements	--	--	--	16,800,000
Exercise of stock options	886,000	180,000	1,123,000	1,828,000
Exercise of warrants	2,679,000	340,000	4,944,000	4,346,000

	3,565,000	520,000	6,067,000	22,974,000

Cash Resources and Liquidity

At September 30, 2003, the company had working capital of $12,999,000 and of this $11,992,000 was cash and cash equivalents. In addition to this working capital, the company had at September 30, 2003, $1,688,000 of in-the-money warrants that were fully exercised prior to their October 29, 2003 expiry date. The company also had marketable securities with a current value of $6,245,000 at the end of the quarter. The company has sufficient funds to be able to meet all its obligations and planned expenditures through the balance of fiscal 2003 and into 2005.

Conferences and Shareholder Meetings

In order to broaden institutional holdings in Silver Standard, we commenced a program in July to increase awareness of the company among fund managers with meetings in New York and Atlanta. This program continued in August with meetings in Seattle, Portland, San Francisco, La Jolla and Newport Beach.

We also participated in the New York Precious Metals Conference (September 8 – 9), the Denver Gold Forum (September 21 – 24) and the New Orleans Investment Conference (October 28 – November 2). We held shareholder information meetings in New York, Boston, Chicago, Denver, San Diego, Los Angeles, Dallas, San Antonio, New Orleans and Toronto. The company will participate in the San Francisco Precious Metals Conference (November 23-24) and host a shareholder information meeting before two days of presentations with institutional investors in London in early December.

Silver

Coinciding with the opening of the Shanghai White Metal and Silver Exchange in mid-July, we have been advised that lease rates for silver have become more volatile, particularly during delivery months for options contracts. Anecdotal reports from North American coin dealers and investors seeking delivery of physical silver suggest gradual but persistent tightening of the silver market. At the date of this report, silver prices are approaching levels not seen since 1999.

Outlook

With a strong portfolio of advanced silver projects, a solid financial position and a potentially significant new silver discovery in Mexico, Silver Standard is well-positioned to benefit from the increased focus by investors on precious metals.